Filed Pursuant to Rule 433

Registration No. 333-221033

September 18, 2020

September 18, 2020

Dear WEC Energy Group Stock Plus Investment Plan Participant:

In order to reduce the total cost of administering the Stock Plus Investment Plan (the “Plan”), WEC Energy Group’s direct stock purchase and dividend reinvestment program, and better align the features of the Plan with current market practice, the Company has asked the Plan administrator, Computershare Trust Company, N.A., to implement changes to the Plan, effective October 19, 2020. These changes are described below.

The following new fees will be effective October 19, 2020:

•	Each dividend reinvestment transaction will entail a service fee of 5% of the amount reinvested, up to a maximum of $5.00.
•	Each optional cash investment by check or one-time online bank debit will entail a service fee of $5.00 per transaction, plus a per share processing fee of $0.05 for each share purchased.
•	Each recurring automatic investment from your bank account will entail a service fee of $2.50 per transaction, plus a per share processing fee of $0.05 for each share purchased.
•	Each batch order sale will entail a service fee of $25.00 per sale, plus a per share processing fee of $0.12 for each share sold.
•	An additional fee of $15.00 will be charged if the assistance of a Customer Service Representative is required when selling shares or issuing stock certificates.
•	Each issuance of a stock certificate will entail a service fee of $15.00.

In addition, Plan participants will now have the option to make market order, day limit order, and stop order sales. Each such sale will entail a service fee of $25.00 per transaction, plus a per-share processing fee of $0.12 for each share sold.

All other Plan fees remain the same. No action is required by you to continue to participate in the Plan inclusive of the changes outlined above. If you wish to change or discontinue your participation, you may do so at any time by notifying the Plan administrator, Computershare, either online or by calling 1-800-558-9663. You may also obtain information about the Plan online through www.computershare.com/investor.

Thank you for your continued interest in WEC Energy Group, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling toll-free at 1-800-558-9663.